PACIFIC RIM MINING CORP.

(an exploration stage enterprise)
CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2009 and 2008

Expressed in US Funds

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 14.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee reviews the financial statements and recommends their approval to the Board of Directors. The Company’s independent auditors have full access to the Audit Committee, with and without management being present. The Audit Committee meets periodically with management and the independent auditors to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at April 30, 2009. The Company has changed its internal controls over financial reporting during the twelve months ended April 30, 2009 that has materially affected, or is reasonably likely to materially affect, its control over disclosures. Based on our assessment, management has concluded that, as at April 30, 2009, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of the Company/s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

The effectiveness of the Company’s internal control over financial reporting has not been audited by the independent auditors as it was not a legal requirement for the year ended April 30, 2009.

PricewaterhouseCoopers LLP, our independent auditors, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards their report follows.

“Steve Krause”	“Thomas C. Shrake”

Steve Krause	Thomas C. Shrake
Chief Financial Officer	Chief Executive Officer
Vancouver, Canada	Vancouver, Canada
July 22, 2009	July 22, 2009

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
Independent Auditors’ Report	250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
To the Shareholders of Pacific Rim Mining Corp.	Telephone +1 604 806 7000
Facsimile +1 604 806 7806

We have audited the accompanying consolidated balance sheets of Pacific Rim Mining Corp. as at April 30, 2009 and April 30, 2008, and the related consolidated statements of loss, shareholders’ equity, cash flows and comprehensive loss for each of the years in the three year period ended April 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at April 30, 2009 and April 30, 2008 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2009 in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, BC, Canada
July 22, 2009

Comments by Auditor for U.S. Readers on Canada-U.S Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated July 22, 2009 is expressed in accordance with Canadian reporting requirements which do not permit a reference to such events and conditions in the auditor’s report when they are properly accounted for and adequately disclosed in the financial statements.

“PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, BC, Canada
July 22, 2009

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

Pacific Rim Mining Corp.
Consolidated Balance Sheets
As at April 30
In thousands of U.S. Dollars

ASSETS	2009	2008
Current Assets

Cash and cash equivalents	$1,284	$1,922
Short-term investments	-	4,232
Bullion (Note 3)	1,225	-
Current portion of discontinued operation (Note 6)	-	1,290
Receivables, deposits and prepaids	106	222
	2,615	7,666

Property, Plant and Equipment (Note 4)	5,551	5,620
Restricted Cash (Note 5)	21	24
Discontinued Operation (Note 6)	-	4,960
	$8,187	$18,270

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$633	$1,370
Discontinued operation (Note 6)	-	1,573
	633	2,943

Future Income Tax Liability (Note 11)	1,046	1,046
Discontinued Operation (Note 6)	-	2,120
	1,679	6,109
SHAREHOLDERS’ EQUITY
Share Capital (Note 7)
Authorized:
unlimited common shares without par value
Issued and fully paid:
118,033,642 shares outstanding (2008 - 116,915,460)	82,914	82,649
Contributed Surplus	4,725	4,170
Accumulated Other Comprehensive Income	-	197
Deficit	(81,131)	(74,855)
	6,508	12,161
	$8,187	$18,270
Going Concern (Note 1)
Measurement Uncertainty (Note 4 (a))
Contingency (Note 4 (a))
Commitments (Note 12)

APPROVED BY THE BOARD OF DIRECTORS:

“Thomas C. Shrake”	Director
“Paul Sweeney”	Director

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
Consolidated Statements of Loss
For the year ended April 30
In thousands of U.S. Dollars, except for per share amounts

	2009	2008	2007

Expenses (Income)
Exploration
- direct	$5,298	$11,398	$10,401
- stock-based compensation (Note 7)	240	372	263
General and administrative
- direct	3,409	2,894	2,346
- stock-based compensation (Note 7)	315	622	705
Foreign exchange loss (gain)	240	(438)	86
Interest income	(59)	(237)	(475)
Loss Before Taxes and Discontinued
Operations	(9,443)	(14,611)	(13,326)

Income Taxes (Note 11)	-	(1,046)	-

Loss Before Discontinued Operations	(9,443)	(15,657)	(13,326)

Discontinued Operation – Net Income of
Denton-Rawhide Joint Venture (Note
6(a))	3,167	1,523	2,909

Discontinued Operation - Recovery of
Investment In Andacollo Mine (Note
6(b))	-	1,400	1,000

Loss for the Year	$(6,276)	$(12,734)	$(9,417)

Loss Per Share From Continued
Operations - Basic and Diluted	$(0.08)	$(0.13)	$(0.12)

Loss Per Share After Discontinued
Operations - Basic and Diluted	$(0.05)	$(0.11)	$(0.09)

Weighted average shares outstanding
during year (thousands)	117,151	111,123	106,939

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
Consolidated Statements of Shareholders’ Equity
In thousands of U.S. Dollars

				Accumulated
	Share Capital		Contributed	Other	Accumulated	Total
	Common Shares		Surplus	Comprehensive	Deficit
				Income
	Number	$	$	$	$	$
Balance – April 30, 2006	105,590,960	74,178	1,181	-	(52,704)	22,655
Shares issued for cash - options
exercised	2,644,000	1,208	-	-	-	1,208
Shares issued for cash –
warrants exercised	1,195,000	862	-	-	-	862
Shares issued for services	152,000	111	-	-	-	111
Shares issued for property option
payment (Note 4(b))	200,000	199	-	-	-	199
Fair value of warrants exercised	-	168	(168)	-	-	-
Fair value of options exercised	-	39	(39)	-	-	-
Warrants issued for property
option payment	-	-	51	-	-	51
Stock-based compensation	-	-	968	-	-	968
Loss for the year	-	-	-	-	(9,417)	(9,417)
Balance – April 30, 2007	109,781,960	76,765	1,993	-	(62,121)	16,637
Adoption of new accounting
standards	-	-	-	77	-	77
Stock-based compensation	-	-	994	-	-	994
Fair value of options
exercised	-	139	(139)	-	-	-
Shares issued for cash
- options exercised	282,500	216	-	-	-	216
Shares issued for cash,
net of cost	6,711,000	5,496	1,204	-	-	6,700
Shares issued for property
option payment	140,000	151		-	-	151
Warrants issue costs	-	(118)	118	-	-	-
Unrealized gain on financial
assets classified as available	-	-	-	120	-	120
for sale
Loss for the year	-	-	-	-	(12,734)	(12,734)
Balance – April 30, 2008	116,915,460	82,649	4,170	197	(74,855)	12,161
Stock-based compensation	-	-	555	-	-	555
Disposal of Denton-Rawhide
Joint Venture (Note 5)	-	-	-	(197)	-	(197)
Shares issued for property
option payment	1,118,182	265	-	-	-	265
Loss for the year	-	-	-	-	(6,276)	(6,276)
Balance – April 30, 2009	118,033,642	82,914	4,725	-	(81,131)	6,508

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
Consolidated Statements of Cash Flows
For the year ended April 30
In thousands of U.S. Dollars
(unaudited)

	2009	2008	2007
Operating Activities
Loss for the year from continuing operations	$(9,443)	$(15,657)	$(13,326)
Items not affecting cash:
Depletion, depreciation and amortization	73	58	13
Stock-based compensation	555	994	968
Loss on disposal of capital assets	2	-	-
Shares issued for property option payment	265	151	199
Future income tax	-	1,046	-
Warrants issued for property option payment	-	-	51
Shares issued for services	-	-	111
	(8,548)	(13,408)	(11,984)
Changes in non-cash working capital:
Accounts payable and accrued liabilities	(736)	429	482
Receivables, deposits and prepaids	116	43	(94)
Cash Flow Used for Operating Activities	(9,168)	(12,936)	(11,596)
Investing Activities
Net proceeds from short term investments redemption	4,232	3,779	6,683
Purchase of property, plant and equipment	(7)	(1,180)	(309)
Decrease (Increase) in restricted cash	3	-	(24)
Proceeds from sale of discontinued operation (Note 6)	1,818	1,400	1,000
Cash Flow Provided By Investing Activities	6,046	3,999	7,350
Financing Activities
Shares issued for cash, net of issuance cost	-	6,916	2,065
Cash Flow Provided By Financing Activities	-	6,916	2,065

Cash flows from continuing operations	(3,122)	(2,021)	(2,181)

Cash flows from discontinued operations (Note 6)	2,484	1,459	2,908

Change in Cash and Cash Equivalents	(638)	(562)	727

Cash and cash equivalents - Beginning of year	1,922	2,484	1,757

Cash and Cash Equivalents - End of Year	$1,284	$1,922	$2,484

Supplemental Schedule of Non-Cash Transactions

Bullion received	$1,686	$-	-

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
Consolidated Statements of Comprehensive Loss
For the Year Ended April 30
In thousands of U.S. Dollars
(unaudited)

	2009	2008	2007

Net Loss for the Year	$(6,276)	$(12,734)	$(9,417)
Other comprehensive income
Unrealized loss on investments available for sale	-	120	77
Disposal of Denton-Rawhide Joint Venture (Note
6(a))	(197)	-	-

Comprehensive Loss for the Year	$(6,473)	$(12,614)	$(9,340)

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2009, 2008, and 2007
In thousands of U.S. Dollars, except per share amounts

1.	Nature of Operations, Going Concern and Basis of Presentation

The Company is involved in the exploration and development of gold properties. The Company owns a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and carries out exploration activities in Costa Rica and Guatemala. During the second quarter, the Company sold its 49% interest in the Denton-Rawhide mine, located near Fallon, Nevada, U.S.A. (Note 5).

The Company has not yet confirmed whether any of its exploration properties contain mineral deposits that are economically recoverable. The recoverability of any amounts capitalized for Mining Property Acquisition costs in El Salvador is dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to obtain the necessary financing and permitting to complete the exploration and development of its exploration properties, and upon future profitable production or proceeds from the disposition of its properties.

Going Concern

During the year ended April 30, 2009, the Company incurred a loss of $9,443 (2008 – $15,657) before discontinued operations and as at April 30, 2009 has an accumulated deficit of $81,131 (2008 - $74,855). The Company will require additional funding to maintain its ongoing exploration programs and property commitments as well as for administrative purposes and CAFTA arbitration and negotiation (Note 4(a)). These conditions and risks cast substantial doubt on the validity of the going concern assumption.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company will need to raise sufficient fund to fund ongoing exploration and administration expenses as well as its costs under its CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company will have to obtain additional financing through, but not limited to, the issuance of additional equity.

These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

2.	Significant Accounting Policies and Changes in Accounting Policies

a) Consolidation

These consolidated financial statements are presented in accordance with generally accepted accounting principles (“GAAP”) applicable in Canada and have been reconciled as to significant differences in measurement to generally accepted accounting principles applicable in the United States as disclosed in Note 14.

These consolidated financial statements include the accounts of the Company’s wholly-owned active subsidiaries, Dayton Mining (U.S.) Inc., Pacific Rim Exploration Inc., Pacific Rim Cayman, Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Pac Rim Caribe III and its wholly- owned subsidiaries International Pacific Rim S.A and Pacific Rim Chile Limitada.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2009, 2008, and 2007
In thousands of U.S. Dollars, except per share amounts

b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and short-term interest-bearing investments with maturities of three months or less at the purchase date. Cash equivalents are designated as held for trading and are recorded at fair value with unrealized gains and losses recorded in other comprehensive income.

c) Short Term Investments

Short term investments are comprised of interest-bearing deposits with a term to maturity from inception of greater than three months and less than one year. These investments are designated as held for trading and are recorded at fair value with unrealized gains and losses recorded in other comprehensive income.

d) Bullion

Holdings of gold and silver bullion are valued the lesser of cost when received or net realizable value.

e) Property, Plant and Equipment

Property, plant and equipment are stated at cost as at the date of acquisition less accumulated depreciation and accumulated write-downs. The Company provides for amortization on equipment using the straight-line method over their useful lives as follows:

Office furniture and equipment	1-5 years
Computer equipment	2-5 years
Computer software	2-5 years

f) Mineral Properties

The Company is in the process of exploring its mineral properties. All exploration expenditures are expensed as incurred. Property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned, sold or determined to be impaired.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Ownership in mineral properties involves certain interest risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2009, 2008, and 2007
In thousands of U.S. Dollars, except per share amounts

g) Asset Impairment

Reviews are undertaken to evaluate the carrying values of property, plant and equipment and mineral properties when events or changes in circumstances indicate that carrying values may not be recoverable. When information is available and conditions suggest a potential impairment, estimated future net cash flows for the mine or property are calculated using estimated future prices, mineral resources and operating, capital and reclamation costs on an undiscounted basis. When estimated future cash flows are less than the carrying value, the project is considered impaired. Reductions in the carrying value of the mine or property are recorded to the extent the net book value exceeds fair value, estimated using the discounted future cash flows, through a charge to earnings.

h) Asset Retirement Obligations

The Company recognizes asset retirement obligations at fair value in the period in which the liability is incurred. Fair value is determined based on the estimated future cash flows required to settle the liability discounted at the Company’s credit adjusted risk free interest rate. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted over time to its full value. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and amortized over the expected useful life of the asset.

i) Income Taxes

Current income taxes are recorded based on estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases for assets and liabilities using substantively enacted tax rates for the periods in which the differences are expected to reverse. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

j) Share Capital

Share capital issued as non-monetary consideration is recorded at an amount based on fair market value.

The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rated basis on a relative fair value as follows: the fair value of common shares is based on the price at market close on the date the units are issued and the fair value of the common share purchase warrants is determined using a Black-Scholes pricing model.

k) Stock-based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using the Black-Scholes fair value based method. For employees, the Company recognizes stock based compensation expense based on the estimated fair value of the options on the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options is recognized over the vesting period of the options granted as stock based compensation expense and corresponding adjustment to contributed surplus. Upon exercise these amounts are transferred to share capital.

l) Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when delivery has occurred, title to the bullion has passed to the buyer, evidence of an arrangement exists, the selling price is fixed or determinable, and collection is reasonably assured.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2009, 2008, and 2007
In thousands of U.S. Dollars, except per share amounts

m) Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. In periods where a loss is incurred, the conversion, exercise or contingent issuance of securities has not been included in the calculation as increasing the number of shares outstanding would be anti-dilutive.

n) Derivative Transactions

Derivative financial instruments, including embedded derivatives, are designated as held-for-trading and recorded on the balance sheet at fair value with realized and unrealized gains and losses recorded in net earnings. Fair values for derivative instruments held-for-trading are determined using valuation techniques. Valuations use assumptions based on market conditions existing at the balance sheet date. Realized gains and losses are recorded as a component of operating cash flow.

o) Foreign Currency Translation

The Company’s functional and reporting currency is the United States dollar. Transactions denominated in other currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each balance sheet date to reflect exchange rates prevailing at that date.

Integrated foreign operations are translated into the functional currency using the temporal method as follows:

i)	Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date,
ii)	Non-monetary assets, liabilities and equity at historical rates , and
iii)	Revenue and expense items at the average rate of exchange prevailing during the period, except depreciation which is recorded at historical rates.

Gains and losses on translation are included in determining net income for the period.

p) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts in these financial statements and accompanying notes. Significant areas of estimation relate to the assessment of impairment of mineral claim interests, stock-based compensation, future site restoration costs, and the future income tax asset valuation allowance. Actual results could differ from these estimates. By their nature, these estimates are subject to a degree of uncertainty, and the impact on the financial statements of future changes in such estimates could be material.

q) Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2009, 2008, and 2007
In thousands of U.S. Dollars, except per share amounts

r) New Accounting Pronouncements

Changes in Accounting Policies

Going Concern

Effective May 1, 2008, the Company implemented CICA Handbook Section 1400, which states that financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern, those uncertainties shall be disclosed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008 (Note 1).

Financial Instruments Disclosures

Effective May 1, 2008, the Company adopted CICA Handbook section 3862, “Financial Instruments – Disclosure” and section 3863, “Financial Instruments – Presentation”. These sections require the Company to provide disclosure to enable users to evaluate the significance of financial instruments on the Company’s financial position and performance, the nature and extent of risks arising from financial instruments the Company is exposed to during the reporting period and as at the balance sheet date, and how the Company is managing those risks. Disclosures required by these standards are included in Note 9.

Capital Disclosures

Effective May 1, 2008, the Company adopted CICA Handbook section 1535, “Capital Disclosures”. This section requires the Company to provide disclosures to enable users to evaluate the Company’s objectives, policies and processes for managing capital. Disclosures required by this standard are include in Note 10.

Inventories

Effective May 1, 2008, the Company adopted CICA Handbook section 3031, “Inventories”, which replaces section 3030, “Inventories”. The new section establishes standards for the measurement and disclosure of inventories, including the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard did not have a material impact on the consolidated financial statements.

Income Statement Presentation of Tax Loss Carryforwards

Effective May 1, 2008, the Company adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”. This abstract provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. The abstract should be applied retrospectively, with restatement of prior periods from January 1, 2007, the date of adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”. The adoption of this standard did not have a material impact on the consolidated financial statements.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2009, 2008, and 2007
In thousands of U.S. Dollars, except per share amounts

Credit risk and fair value of financial assets and financial liabilities

In January 2009, the CICA approved EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. The Company has evaluated the new section and determined that adoption of these new requirements did not have a significant impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements not yet adopted

Goodwill and intangible assets

In February 2008, the CICA issued handbook section 3064, “Goodwill and Intangible Assets”, which replaces CICA HB Section 3062, “Goodwill and Intangible Assets,” and CICA HB Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures during the Pre- operating Period” and CICA HB Section 1000, “Financial Statement Concepts.” The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with U.S. GAAP. The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

This standard will be effective for the Company beginning on May 1, 2009. The Company does not expect adoption of this standard to have any significant impact on its reported results.

Business combinations

In October 2008, the CICA issued Handbook section 1582, “Business Combinations”, which establishes new standards for accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after May 1, 2011. The impact on adoption of this standard is currently being evaluated.

Non-controlling interest

In October 2008, the CICA issued Handbook section 1602, “Non-controlling Interests”, to provide guidance on accounting for non-controlling interests subsequent to a business combination. The section is effective for fiscal years beginning on or after May 1, 2011. The impact on adoption of this standard is currently being evaluated.

3.	Bullion

	2009	2008
Bullion	$1,225	$1,060
In-process inventory	-	230
	$1,225	$1,290

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2009, 2008, and 2007
In thousands of U.S. Dollars, except per share amounts

Following the sale of the Denton-Rawhide mine on October 28, 2008, (Note 5), the Company received 49% of all dore produced and shipped from the mine prior to December 31, 2008. This dore has been treated as part of proceeds of disposition.

As at April 30, 2009, the Company had 1,460 ounces of gold and 11,974 ounces of silver on hand.

4.	Property, Plant and Equipment

	2009	2008
Office Equipment and Vehicles	$362	$399
Accumulated depreciation	(265)	(233)
	97	166
Mining Property Acquisition Costs – El Salvador	5,454	5,454
	$5,551	$5,620

El Salvador Properties

a) El Dorado

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. El Dorado is subject to a royalty of 3% of net smelter returns in favour of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

An Environmental Impact Study has been submitted to governmental authorities for their consideration and requires approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

In meeting its responsibilities, a mine design for the Company’s El Dorado gold project was submitted to the Government of El Salvador in its final form in October 2006. The issuance of the permit remains outstanding and consequently the Company has concluded it must seek a legal remedy to secure its right to develop the El Dorado project.

On April 30, 2009 Pac Rim Cayman LLC, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim Mining Corp. (collectively with Pac Rim Cayman LLC, “Pacific Rim” or the “Company”), filed international arbitration proceedings against the Government of El Salvador under the Central America-Dominican Republic-United States of America Free Trade Agreement ("CAFTA") in its own name and on behalf of its two wholly-owned El Salvadoran enterprises, Pacific Rim El Salvador, Sociedad Anónima de Capital Variable and Dorado Exploraciones, Sociedad Anónima de Capital Variable.

The arbitration will be administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and under the Rules of Procedure for Arbitration Proceedings of the International Centre for Settlement of Investment Disputes ("ICSID"). ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C.

Measurement uncertainty:

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. The Company has experienced lengthy delays in the processing of the El Dorado exploitation concession application and has commenced a legal claim under CAFTA as noted above. If the Company is unsuccessful in obtaining a permit for El Dorado or in its

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2009, 2008, and 2007
In thousands of U.S. Dollars, except per share amounts

CAFTA claim, or other factors beyond the control of the Company, such factors would adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment would be material. To date, the Company’s discussions with its legal counsel representing the Company in its CAFTA arbitration have not resulted in a determination of any material impairment in the carrying value of the Company concessions.

b) Other El Salvador Properties

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100% interest in an El Salvador exploration concession to be known as the Zamora property. Upon TSX approval of the original agreement, the Company was required to make a payment of 50,000 shares. The agreement was subsequently amended in September 2006 to include the acquisition of a 100% interest in the Cerro Colorado claims while maintaining the provisions in the agreement for the Company’s acquisition of the Zamora claims. Under the terms of the amended agreement, the Company maintains an option to purchase the exploration concessions by making advance royalty payments as follows:

Upon TSX approval of the agreement:	100,000 shares plus 100,000 warrants of the Company
Yearly advance payments:	The greater of:
First anniversary (shares issued)	100,000 shares or $100 in shares of the Company
Second anniversary (shares issued)	140,000 shares or $140 in shares of the Company
Third anniversary (shares issued)	200,000 shares or $200 in shares of the Company
Fourth anniversary	300,000 shares or $300 in shares of the Company
Fifth and subsequent anniversaries	400,000 shares or $400 in shares of the Company

The advance royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

Upon TSX approval of the original agreement, 50,000 shares were issued on March 8, 2006. Upon TSX approval of the amended agreement, 100,000 shares and 100,000 warrants of the Company were issued on November 8, 2006. On February 13, 2007, February 11, 2008, and February 12, 2009 100,000 and 140,000, and 1,118,182 common shares respectively were issued pursuant to the first, second and third anniversary payments.

5.	Restricted Cash

The Company has $21 (2007 - $24) in environmental bonds relating to exploration properties in El Salvador.

6.	Discontinued Operations

a) Sale of Denton-Rawhide Joint-Venture

On October 28 2008, the Company sold its 49% interest in the Denton Rawhide mine and its interest in the agreement with the Nevada Resource Recovery Group LLC (“NRRG”) to Kennecott Rawhide Mining Company for cash proceeds of $3.1 million.

In addition, the Company had the right to a 49% interest in all dore produced and shipped from the Rawhide Mine on or before December 31, 2008 and was responsible to fund its proportionate 49% share of all cash calls for normal operating costs up to and including December 31, 2008. This contingent consideration was received and recorded in the year ended April 30, 2009.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2009, 2008, and 2007
In thousands of U.S. Dollars, except per share amounts

Pursuant to the terms of the sale agreement, and subsequent to December 31, 2008, the Company is responsible for its proportionate share of reclamation and environmental closure costs exceeding $7 million related to the Denton Rawhide mine. The Company has not accrued any closure costs for amounts greater than $7 million as at April 30, 2009. The Company estimates total reclamation and environmental closure costs to be $4.9 million. The Company believes the contingent liability relating to the reclamation and environmental closure costs exceeding $7 million is unlikely and cannot be estimated and therefore has not recorded a liability for these costs.

The company realized a gain, net of tax, on its sale of the joint venture interest as follows:

For the Year Ended
April 30 2008

Cash proceeds from sale of 49% interest in Denton-Rawhide joint venture	$3,100
Fair value of bullion received in November and December 2008	1,686
Cash operating payments made in November and December 2008 - net	(754)
Less net assets disposed:
Property plant and equipment	(1,239)
Closure fund	(3,792)
Pension and Post-Retirement Benefits and Severence Liability	587
Asset Retirement Obligations	1,691
1,279
Income taxes net of tax losses carried forward	(40)
Realized gain, net of tax, on sale of joint venture interest	$1,239

For the Year Ended April 30,	2009	2008	2007

Results of operations from Discontinued Operations
Revenue	6,090	7,680	8,337
Cost of sales	(4,229)	(6,084)	(5,582)
General	67	(27)	332
Income before taxes	1,928	1,623	3,087
Income taxes	(-)	(100)	(178)
	1,928	1,523	2,909

Cash Flows From (Used In) Discontinued Operations
Cash flow provided by operating activities	2,721	1,662	3,397
Cash flow used in investing activities	(237)	(203)	(489)
	2,484	1,459	2,908

The gain on sale of the net assets of $1,239 and the results of operations of $1,928 for the year ended April 30, 2009 ,amounting to $3,167, have been disclosed as discontinued operations in the statement of loss. Also as a result of the sale, $197 previously recognized as other comprehensive income has been reclassified as part of the gain on disposal in the statement of loss as the mine closure fund was part of the assets disposed of.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2009, 2008, and 2007
In thousands of U.S. Dollars, except per share amounts

Assets and liabilities of the Company’s joint venture have been reclassified as assets and liabilities of discontinued operations on the balance sheet as follows:

	April 30	April 30
	2009	2008
Inventory	$-	$1,290
Property, plant and equipment	-	1,173
Closure fund	-	3,787
Total Assets	-	6,250

Accounts payable and accrued liabilities	-	1,182
Current portion of Pension and Post-Retirement
Benefits	-	131
Current portion of Asset Retirement Obligation	-	260
Current Liabilities	-	1,573
Severance Liability	-	384
Pension and Post-Retirement Liability	-	72
Asset Retirement Obligation	-	1,664
Total Liabilities	$-	$3,693

b) Shut Down and Sale of Andacollo Mine

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owned the Andacollo Mine were written off effective December 1, 2000 with a corresponding charge to income and to reflect permanent closure of the mine and the estimated realizable value of capital assets after all liabilities had been liquidated.

Proceeds from creditor distribution and payments related to subsequent sales of the previously written off assets are recorded as “Discontinued Operations – Recovery of Investment in Andacollo Mine”.

On September 21, 2005 the Company entered into an agreement to sell 100% of the shares of the Cayman and Chilean subsidiaries that owned the Andacollo Mine for a total price of $5,400, of which $4,000 was received by April 30, 2007 and the remaining balance of $1,400 was received in the year ended April 30, 2008.

7.	Share Capital

Common Shares

Authorized: Unlimited number of common shares

Warrants

As at April 30, 2009, there were 7,161,350 (April 30, 2008 – 7,161,350) warrants outstanding with a weighted average exercise price of Cdn$1.34.

Number of warrants	Exercise price ($Cdn)	Expiry
100,000	0.81	November 07, 2009
6,711,000	1.35	August 29, 2009
350,350	1.11	August 29, 2009
7,161,350

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2009, 2008, and 2007
In thousands of U.S. Dollars, except per share amounts

Stock Options

In April 2002 Dayton Mining Corporation and Pacific Rim Mining Corporation were amalgamated. The stock option plans existing at that date were combined.

In October 2002 shareholders approved a stock option and bonus plan (“2002 Plan”) under which, up to 6,000,000 common shares were reserved for the grant of stock options and up to 367,000 common shares were reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”).

On August 29, 2006, shareholders adopted an evergreen incentive stock option plan (“2006 Plan”) whereby the maximum number of shares reserved for grant to Eligible Parties under the 2006 Plan is equal to 10% of the number of shares outstanding at the time of the grant, including all outstanding options granted under the 2002 Plan.

There are currently 1,606,663 stock options available for grant as at April 30, 2009. Current option details are as follows:

	Number of Options
					Weighted
	Pre-				Average
	Amalgamation				Exercise Price
	Plans	2002 Plan	2006 Plan	Total	(in Cdn $)	Expiry
Options outstanding at April 30, 2006	959,000	4,267,500	-	5,226,500	$0.63	2006-2010

Year ended April 30,2007 – granted	-	1,000,000	1,795,000	2,795,000	$0.90	2007-2012
– exercised	(959,000)	(1,685,000)	-	(2,644,000)	$0.50	2006-2007
Options outstanding at April 30, 2007	-	3,582,500	1,795,000	5,377,500	$0.86	2008-2012

Year ended April 30,2008 – granted	-	-	2,400,000	2,400,000	$1.12	2012-2013
– expired/cancelled	-	(60,000)	(30,000)	(90,000)	$0.84	2008-2011
– exercised	-	(282,500)	-	(282,500)	$0.79	2008-2010
Options outstanding at April 30, 2008	-	3,240,000	4,165,000	7,405,000	$1.01	2008-2013

Year ended April 30,2009 – granted	-	-	2,855,000	2,855,000	$0.17	2013
– expired	-	(1,195,000)	-	(1,195,000)	$0.80	2008
– forfeited	-	-	(335,001)	(335,001)	$1.17	2013
Options outstanding at April 30, 2009	-	2,045,000	6,684,999	8,729,999	$0.70	2009-2013
Options vested as at April 30, 2009	-	2,045,000	4,314,999	6,359,999	$0.81

The total stock-based compensation recognized during the year ended April 30, 2009 was $555 (2008 - $994; 2007 - $968) with the offsetting entry to contributed surplus. These options were valued using the Black-Scholes option pricing model, based on the following assumptions:

	2009	2008	2007
Risk free interest rate	1.59%	3.94%	4.01%
Expected option life (years)	3-5 years	5 years	4 years
Stock volatility – based on trading history	85-95%	66%	78%
Dividend payments during life of option	nil	nil	nil
Total fair value of options granted (in Cdn $ thousands)	$309	$389	$309

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options at the date of grant.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2009, 2008, and 2007
In thousands of U.S. Dollars, except per share amounts

The following table summarizes information about stock options outstanding at April 30, 2009.

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested
February 18, 2010	$0.75	995,000	995,000
September 16, 2009	$0.75	15,000	15,000
November 29, 2009	$0.75	20,000	20,000
October 30, 2009	$0.75	15,000	15,000
June 27, 2010*	$0.99	220,000	-
March 30, 2010	$0.74	500,000	500,000
December 11, 2009	$0.92	500,000	500,000
August 28, 2011	$0.92	1,080,000	1,080,000
September 16, 2009	$0.92	20,000	20,000
October 30, 2009	$0.92	110,000	110,000
November 29, 2009	$0.92	40,000	40,000
February 27, 2010	$0.92	80,000	80,000
June 29, 2009	$0.92	30,000	30,000
July 30, 2009	$0.92	80,000	80,000
December 3, 2011	$1.34	125,000	125,000
February 11, 2012	$1.32	200,000	200,000
June 12, 2012	$0.90	60,000	40,000
August 27, 2012	$0.96	300,000	300,000
March 9, 2013	$1.17	1,255,000	836,667
March 30, 2010	$1.17	83,333	83,333
December 11, 2009	$1.17	33,333	33,333
September 16, 2009	$1.17	6,667	6,667
October 30, 2009	$1.17	43,333	43,333
February 27, 2010	$1.17	26,666	26,666
June 29, 2009	$1.17	10,000	10,000
July 30, 2009	$1.17	26,667	26,667
December 29, 2013	$0.17	2,855,000	1,143,333
		8,729,999	6,359,999

* These are performance vested options that have a term of three years and vest upon attaining specified milestones.

8.	Related Party Transactions

The following represents the details of related party transactions paid or accrued during the year ended April 30, 2009:

	2009		2008
Accounting fees paid to a firm in which an officer of the
Company is a partner	$52	$	nil

Included in accounts payable is $8 (2008 - $nil) of amounts due to related parties, which are unsecured, non-interest bearing and payable on demand.

Related party transactions are in the normal course of business and occur on terms similar to transactions with non-related parties, and therefore are measured at the exchange amount.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2009, 2008, and 2007
In thousands of U.S. Dollars, except per share amounts

9.	Financial Risk Management

(a) Market Risks

(i) Commodity Price Risk

The Company is subject to price risk from fluctuations in the market price of gold and silver as a result of it holding bullion, which in turn is affected by numerous factors including central bank policies, producer hedging activities, the value of the US dollar relative to other major currencies, global demand and supply and global political and economic conditions. At April 30, 2009, the impact of a 10% depreciation or appreciation from the carrying value of its gold and silver buillion would result in an increase or decrease of $122 in the Company’s net earnings.

(ii) Foreign Currency Risk

The Company’s exposure to foreign currency risk is primarily related to Canadian dollar-denominated transactions. The Company does not enter into foreign exchange contracts to manage this exposure. At April 30, 2009 the impact of a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of $19 in the Company’s net earnings.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet its operating commitments. The Company seeks to manage liquidity by maintaining adequate cash and cash equivalent balances to meet its short term commitments and by raising equity or debt financing as required to meet long term commitments. As disclosed in note 1, the Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include Pacific Rim’s performance as measured by various factors including the progress and permitting of the El Dorado project, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at April 30, 2009:

					2014 and
	2010	2011	2012	2013	later	Total
	$	$	$	$	$	$

Accounts payable	633	-	-	-	-	633
Operating leases	50	37	35	25	-	147

Totals	683	37	35	25	-	780

(c) Interest Rate Risk

The Company does not have significant interest rate risk as all short term investments and closure fund investments are held in instruments with guaranteed interest rates.

(d) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit risk the Company is exposed to is 100% of cash and receivables.

(e) Fair Values

The Company classifies its financial assets as either held for trading, available for sale or loans and receivables. Financial liabilities are classified as either held for trading or other financial liabilities.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2009, 2008, and 2007
In thousands of U.S. Dollars, except per share amounts

Cash and cash equivalents, short term investments and restricted cash are designated as held for trading and recorded at fair value with unrealized gains and losses recorded in operating income or loss during the period. Receivables and Deposits are designated as loans and receivables and recorded at amortized cost. Accounts Payable are designated as other financial liabilities and are recorded at amortized cost. The Company’s carrying values of receivables and deposits and accounts payable approximate fair values due to their short terms to maturity.

10.	Capital Risk Management

The Company defines its capital as shareholders’ equity as the Company has no debt.

The Company’s objectives when managing capital are:
	•	To maintain adequate capital to operate its business and safeguard its ability to continue as a going concern (see note 1); and
	•	To minimize the use of debt prior to the commencement of development activities

The Company continuously assesses its capital structure in light of economic conditions, debt and equity markets and changes in the Company’s short-term and long-term plans. The Company is not subject to externally imposed capital requirements.

11.	Income Taxes

	a)	Income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to loss before income taxes. These differences result from the following items:

	Year ended	Year ended	Year ended
	April 30,	April 30,	April 30,
	2009	2008	2008
Loss before income taxes and
discontinued operations	$(9,443)	$(14,611)	$(13,327)
Federal and provincial income tax
rates	30.50%	33.10%	34.10%

Income tax recovery based on the
above rates	$(2,880)	$(4,836)	$(4, 544)
Non-deductible expenses for income
tax purposes	189	206	306
Difference between Canadian and
foreign tax rates	285	977	975
Change in future tax rates	-	3,482	-
Foreign exchange losses in local
currencies	-	-	-
Losses and other temporary
differences for which no tax
benefit has been recorded	2,406	662	3,263
Income tax expense	$-	$1,046	$-

Represented by:
Current income tax	$-	$-	$-
Future income tax	-	1,046
	$-	$1,046	$-

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2009, 2008, and 2007
In thousands of U.S. Dollars, except per share amounts

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at April 30, 2009 and April 30, 2008 are presented below:

	April 30,	April 30,
	2009	2008
Future income tax assets:
Non-capital losses	$6,024	$4,306
Net capital losses	12,110	15,135
Mineral properties and property, plant and equipment	565	3,859
Share issue costs and other	205	649
Total future income tax assets	18,903	23,949
Valuation allowance	(18,903)	(23,949)
Net future income tax assets	-	-

Future income tax liabilities:
Property, plant and equipment	1,046	1,046
	1,046	1,046

Net future income tax liabilities	$1,046	$1,046

b)

The Company has various losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. As at April 30, 2009 the Company has the following tax loss carry forwards and deductions:

Non-capital losses, expiring as follows:	Canada	United States	Argentina
2009-2013	$1,006	$-	$2,633
2014	1,247	-	-
2015	1,144	-	-
2017	-	664	-
2019	-	24	-
2020	-	269
2021	-	612
2022	-	719
2023	-	1,654
2024	-	808
2026	1,318	313	-
2027	1,613	271	-
2028	2,606	476	-
2029	3,175	118	-
	12,109	5,928	2,633

In addition, the Company has incurred over $42 million in exploration expenditures in El Salvador that are not recognized because there is uncertainty surrounding mining tax legislation in El Salvador.

A full valuation allowance has been recorded against the majority of the potential future income tax assets associated with the Canadian loss carry-forwards and the exploration expenditures in El Salvador as their utilization is not considered more likely than not at this time.

12.	Commitments

a) The Company has entered into an operating lease agreement, commencing February 1, 2008 to January 30, 2013. The minimum monthly lease payments are Cdn$3.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2009, 2008, and 2007
In thousands of U.S. Dollars, except per share amounts

b) The Company has entered into an operating lease agreement, commencing December 1, 2008 to November 30, 2009. The minimum monthly lease payments are Cdn$3.

13.	Segmented Information

Total Assets	April 30, 2009	April 30, 2008	April 30, 2007
Canada	$403	$5,641	$9,748
USA	2,013	369	100
El Salvador	5,770	5,987	5,554
Argentina	1	10	9
Discontinued operations – USA	-	6,263	6,083
Total	$8,187	$18,270	$21,494

Property, Plant and Equipment	April 30, 2009	April 30, 2008	April 30, 2007
Canada	$12	$17	$77
El Salvador	5,539	5,603	4,711
Total	$5,551	$5,620	$4,788

	Year Ended April 30
Net Income (Loss)	2009	2008	2007
Canada	$(3,847)	$(2,571)	$(2,182)
USA	(673)	(281)	(335)
El Salvador	(4,824)	(12,573)	(10,495)
Argentina	(99)	(229)	(278)
Discontinued operations – USA	3,167	1,523	2,909
Chile	-	1,397	964
Total	$(6,276)	$(12,734)	$(9,417)

14.	United States Generally Accepted Accounting Principles (“US GAAP”)

The measurement differences between Canadian GAAP and US GAAP are summarized below. There is no effect on the financial statements.

Accounting for Uncertainty in Income Tax Positions

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FIN 48, “Accounting for Uncertainty in Tax Position, an Interpretation of FASB Statement No. 109. FIN 48 addresses the recognition and measurement of all tax positions. The recognition process involves determining whether it is more likely than not that a tax position would be sustained on an audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount that is more likely than not to be realized based on a cumulative probability approach. FIN 48 is effective for fiscal years beginning on or after December 15, 2006. The Company adopted FIN 48 effective May 1, 2007. The adoption did not result in any difference between Canadian GAAP and US GAAP.

Realization of Future Income Tax Benefit for Stock Compensation

For Canadian GAAP purposes, a future tax asset is recognized for the temporary difference related to share options based on the stock-based compensation recognized for financial statement purposes. The future tax asset is recognized in the period that the stock-based compensation expense is

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2009, 2008, and 2007
In thousands of U.S. Dollars, except per share amounts

recorded. At each reporting period, if there is a decline in the market price of the Corporation’s common stock below the option strike price , this factor is taken into account in determining whether recoverability of the future income tax asset is considered more likely than not. At December 31, 2008 a full valuation allowance has been recorded under Canadian GAAP against the related future tax asset for options whose market price is below their share price. Under US GAAP, a decline in stock price subsequent to the issuance of a share option is not taken into account in assessing whether related future income tax assets are recoverable. This caused no differences to arise between US and Canadian GAAP.

Equity Instruments
In June 2008, EITF07-5 confirmed a consensus that all equity instruments with an exercise price denominated in a currency that is different from the entity’s functional currency cannot be classified as equity. As a result, these instruments would be treated as derivatives and recorded as liabilities carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the Statement of Income/(Loss). The Company’s functional currency is the U.S. dollar and it has issued and outstanding warrants and options that have an exercise price that is denominated in Canadian dollars. This consensus is applicable for fiscal years beginning after December 15, 2008 and accordingly will apply to the Company in the fiscal year commencing May 1, 2009.

Stock-based Compensation
US GAAP requires that stock-based compensation not be shown as a separate item in the determination of net income (loss), as allowed under Canadian GAAP, but to be included in the specific income statement categories that include the costs of the employees for which the option grant applies. This difference resulted in no differences arising in the presentation of income.

Proportionate Consolidation
US GAAP requires investments in joint ventures to be accounted for using the equity method, whereas under Canadian GAAP the accounts of joint ventures are proportionately consolidated. The Company’s joint venture interest qualifies for the SEC accommodation, which allows the continued use of the proportionate consolidation method. Additional information regarding the Company’s joint venture interest is disclosed in note 6.

Financial Instruments
Under Canadian GAAP, prior to adopting the new financial instruments standard effective May 1, 2007, investments in short term investments and the closure fund were recorded at cost. For US GAAP, these investments are designated as ‘available for sale’ and are recorded at fair value with unrealized gains or losses included in other comprehensive income until realized. With the adoption of the new Canadian financial instruments standards effective May 1, 2007, the treatment and recording of unrealized gain and losses on investments has been harmonized. The differences between Canadian and US GAAP in 2007 and 2006 were not material.

Recent U.S. Accounting Pronouncements

SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No.141R). Under SFAS No. 141R, all business combinations will be accounted for under the acquisition method, and the new standard makes certain other changes to the accounting for business combinations, of which the most significant are as follows: (i) the acquirer will recognize the full acquisition date fair value of contingent assets and liabilities, with subsequent changes to the fair value recognized in earnings; and (ii) equity issued in consideration for a business combination will be measured at fair value as of the acquisition date. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Corporation will adopt SFAS-141R for US GAAP purposes for business combinations on May 1, 2009, as required and is currently evaluating the impact of this statement.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2009, 2008, and 2007
In thousands of U.S. Dollars, except per share amounts

SFAS No 157, “Fair Value Measurements”, (“SFAS 157”) was issued in September 2006. SFAS 157 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. SFAS 157 requires expanded disclosures about fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS 157 will be applied prospectively. The Company has determined that the adoption of SFAS 157 has no impact on its consolidated financial statements.

SFAS No 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an Amendment of SFAS No 115” (“SFAS 159”) was issued in February 2007. SFAS 159 permits an entity to measure certain financial assets and financial liabilities at fair value that are not currently required to be valued at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. SFAS 159 also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company has determined that the adoption of this standard has no impact on its consolidated financial statements.

SFAS No 160, “Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51” (“SFAS 160”) was issued in December 2007. SFS 160 specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interest are an element of equity, increases an decreases in the parent company’s ownership interest that leave control intact are accounted for as a capital transaction rather than as a step acquisition or dilution of gains and losses. The carrying amount of non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and will be applied prospectively to all non-controlling interests, including those that arose before the effective date. The Company has determined that the adoption of this standard has no impact on its consolidated financial statements.

SFAS No 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No 133” (“SFAS 161”) was issued in March 2008. SFAS 161 is intended to improve financial instruments standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. It is effective for financial statements issue for fiscal years beginning after November 15 2008, with early adoption encouraged. Since the Company does not apply hedge accounting and has no derivatives, the adoption of this standard has no impact.

SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” (“SFAS 162”) was issued May 2008. SFAS 162 identifies the sources of accounting and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 162 was effective November 15, 2008. The Company does not expect that the adoption of this standard for US GAAP purposes will have a material effect on its consolidated financial statements.

FAS 157-3, “Determining the Fair Value of a Financial Asset when the Market for That Asset is Not Active”. (FAS 157-3), was issued October 2008. FAS 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides key considerations in determining the fair value of the

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2009, 2008, and 2007
In thousands of U.S. Dollars, except per share amounts

financial asset. FSP FAS 157- 3 is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate. It is not expected that the adoption of this standard for US GAAP purposes will have a material effect on the consolidated financial statements.

FAS 169, “Subsequent Events”, (“FAS 169”) was issued May 2009. FAS 169 sets out (a) the period after the balance sheet date during which management should evaluate events that may occur for potential recognition or disclosure in the financial statements, (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (c) he disclosures that an entity should make about events or transactions that occurred after the balance sheet date. An entity should apply the requirements of this statement to interim and annual financial periods ending after June 15, 2009. The Company is currently evaluating the impact of this statement on the financial statements.